Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors Confirms its Delisting from the NYSE and Termination of its ADS Program

Mumbai, January 23, 2023: Tata Motors Limited (“TML”, “Tata Motors” or the “Company”) (NYSE: TTM; BSE: 550570; NSE: TATAMOTORS) confirms that the voluntary delisting of its American Depositary Shares (the “ADSs”), representing Ordinary Shares of the Company, from the New York Stock Exchange (the “NYSE”) will become effective close of trading on the NYSE on January 23, 2023.  This follows the filing by the Company of Form 25 with the Securities and Exchange Commission on January 13, 2023.

As a consequence of the delisting becoming effective, termination of the Amended and Restated Deposit Agreement, dated as of September 27, 2004, as amended by Amendment No. 1 to the Amended and Restated Deposit Agreement, dated as of December 16, 2009 (so amended, the “Deposit Agreement”), by and among the Company, Citibank, N.A. as Depositary (the “Depositary”) and the Holders and Beneficial Owners of the ADSs, will also become effective close of trading on the NYSE on January 23, 2023.  After January 23, 2023, there will be no over-the-counter market trading of the ADSs in the United States due to regulatory restrictions under Indian law.

The ADS holders can surrender their ADSs to the Depositary in exchange for the underlying Ordinary Shares of the Company at any time on or prior to July 24, 2023.  Starting on or about July 25, 2023, the Depositary may sell the then-remaining Ordinary Shares held on deposit upon the terms described in the notice of termination of ADS facility as provided for in the Deposit Agreement.

The above action has no impact on the current listing status or trading of the Company’s equity shares on the BSE Limited and the National Stock Exchange of India Limited in India.  For the avoidance of doubt, the Company is not making any offer to buy the ADSs or the underlying Ordinary Shares, in any manner.

After the delisting becomes effective, the Company will continue to be subject to the reporting obligations under the U.S. Securities Exchange Act of 1934 until such time as it can terminate its registration under the Exchange Act. The Company expects to satisfy the conditions for deregistration and file Form 15F with the Securities and Exchange Commission on or around January 24, 2024 to deregister the Securities and to terminate its reporting obligations under the Exchange Act.

The same is also available on the website of the Company at http://www.tatamotors.com.

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About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events.  The Company uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain such words.  These forward-looking statements are necessarily estimates reflecting judgment of the Company’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements.  Except as required by law, the Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.